CORGENIX MEDICAL CORPORATION

12061 TEJON STREET

WESTMINSTER, COLORADO 80234

January 24, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. John L. Krug

Re:                             Corgenix Medical Corporation
File No. 0-24541

Ladies and Gentlemen:

Corgenix Medical Corporation (the “Company”) is in receipt of your letter dated January 23, 2006, addressed to Mr. Douglass T. Simpson, President and Chief Executive Officer of the Company (the “Letter”) from Jeffrey Riedler, Assistant Director, and John L. Krug, Senior Counsel, of the staff of the United States Securities and Exchange Commission (the “Commission”) in connection with File No. 0-24541, relating to the Company’s preliminary proxy statement filed on Schedule 14A.

In response to your comment in the Letter regarding the “Approval of amendment to articles of incorporation to increase authorized shares from 40,000,000 to 100,000,000,” the Company has expanded the discussion as requested to clarify that the Company has no plan, commitment, arrangement, understanding, or agreement, written or oral, regarding the issuance of common stock subsequent to the increase of authorized shares.  Please refer to the second sentence of the first full paragraph following the italicized text on page 5 of the proxy statement (page 10 of the filing).

Additionally, the Company hereby acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William H. Critchfield

William H. Critchfield
Senior Vice President and Chief Financial Officer